SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

CNPJ No. 42.150.391/0001-70 – NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON FEBRUARY 6, 2012

On February 6, 2012, at 12:00 p.m., at the Company’s offices located at Avenida das Nações Unidas, 8501, 24º andar, São Paulo/SP, CEP 05425-070, a Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members, according to the signatures placed at the end of these minutes. Board Members Eduardo Rath Fingerl and Maria das Graças Silva Foster did not attend the meeting and justified their absences, and the latter was replaced by her respective alternate, Mr. Arão Dias Tisser. The Chief Executive Officer, Carlos Fadigas de Souza Filho, Officers Mauricio Roberto de Carvalho Ferro, Marcela Drehmer, Decio Oddone da Costa, Edmundo Aires, Messrs. Luiz de Mendonça, Marco Antonio Villas Boas, Mrs. Marcella Menezes Fagundes and Mrs. Maria Alice Cavalcanti, Chairman of the Company’s Fiscal Board, were also present at the meeting. The Chairman of the Board of Directors, Mr. Marcelo Bahia Odebrecht, presided the meeting and Mrs. Marcella Menezes Fagundes acted as secretary. AGENDA:  I) Subjects for Deliberation: After due analysis of the Proposal for Deliberation (“PD”), a copy of which and related documentation were previously forwarded to the Board Members for cognizance, as provided for in its Internal Regulations, and shall remain duly filed at the Company’s headquarters, the following deliberation was approved  by unanimous vote, under the terms and conditions of the respective PD: PD.CA/BAK – 02/2012 – Merger of subsidiary Ideom Tecnologia Ltda. into Braskem (“Merger”) – authorizing the calling of an Extraordinary General Meeting to be held on the date and time to be timely defined and communicated through publication of the respective Call Notice pursuant to law, to resolve on: (i) the Merger proposal, (ii) alteration to the composition of the Company’s Board of Directors, and (iii) the proposal for review and restatement of the Company Bylaws, pursuant to the proposal by the executive board to, among other objectives, adapt them to the Level 1 Minimum Statutory Clauses of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros due to the amendment of the Level 1 Listing Regulation; II) Subjects for Acknowledgement: Nothing to register. III) Subjects of Interest to the Company: Nothing to register. IV)  Adjournment: As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the Board Members present at the meeting, by the Chairman and by the Secretary. São Paulo, February 6, 2012. [Sgd.: Marcelo Bahia Odebrecht – Chairman; Marcella Menezes Fagundes – Secretary; Paulo Roberto Costa – Vice Chairman; Alfredo Lisboa Tellechea; Almir Guilherme Barbassa; Álvaro Fernandes da Cunha Filho; Arão Dias Tisser; Francisco Pais; José Carlos Grubisich; Luciano Nitrini Guidolin; Newton Sergio de Souza].

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71) 3342-3698s

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 07, 2012
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.